SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Merger between BBVA Banco Francés S.A (Surviving Company) and Inversora OTAR S.A. (Merged Company)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	April 1, 2014	By:	/s/ Ignacio Sanz y Arcelus
			Name:	Ignacio Sanz y Arcelus
			Title:	Chief Financial Officer

Buenos Aires, April 1, 2014

Securities and Exchange Commission

RELEVANT INFORMATION – Merger between BBVA Banco Francés S.A (Surviving Company) and Inversora OTAR S.A. (Merged Company)

STOCK SWAP

BBVA Banco Francés S.A hereby informs that at the Board Meeting held today, the Board of Directors has decided call for Regular and Special Shareholder’s meeting to be held on April 10, 2014.

BBVA Banco Francés S.A.(“BBVA Francés”) states that, in the merger proceeding between BBVA Francés and Inversora Otar S.A. (“Inversora Otar”) and pursuant to the terms and conditions duly approved by the Annual Meeting of Shareholders dated March 26, 2012, and the resolutions taken by the Board of Directors on March 26, 2014, BBVA Francés: (i) cancelled 50,410,182 ordinary book-entry shares with a nominal value of $1, and one vote per share of BBVA Francés; and (ii) issued simultaneously 50,410,182 ordinary book-entry shares with a nominal value of $1 and one vote per share of BBVA Francés, to be delivered in exchange to the former owners of Inversora Otar according to the breakdown below and pursuant to the exchange ratio duly approved of 0.003458221361 ordinary shares of BBVA Francés by each share of Inversora Otar.

1) BBV America S.L.: It was allocated 47,867,795 shares.

2) Corporación General Financiera: It was allocated 2,520,509 shares.

3) Romero Estate: It was allocated 21,878 shares.

The shareholders mentioned above are informed that the share swap will be performed as from April 1, 2014, at Reconquista 199, 7th floor.

This merger was authorized by the Central Bank of the Argentine Republic by Resolution No. 473 of July 18, 2013. Thereafter, it was approved by the Argentine Securities and Exchange Commission on August 8, 2013 by Resolution No. 17.155. Finally, on March 27, 2014, it was registered with the Superintendence of Corporations under No. 5302, Book 68 of Corporations.

Thus, the merger process of BBVA Francés and Inversora Otar was completed as well as the dissolution of Inversora Otar, and BBVA Francés remained as the surviving company for all purposes.

Sincerely yours

BBVA BANCO FRANCES S.A.